FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 28, 2018
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a report issued by Midroog rating agency who is a subsidiary of Moody's and entitled "Optibase Ltd. Monitoring Report, May 2018"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 28, 2018

Millenium Tower, 17 Ha'Arba'a St.
Tel Aviv, Israel 6473917
Tel +972-3-6844700, Fax +972-3-6855002
www.midroog.co.il

MIDROOG

Optibase Ltd.

Monitoring | May 2018

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel.

The binding version is the one in the original language.

Contacts:
Rubi Vinnitsky, Analyst – Primary Rating Analyst
Rubiv@midroog.co.il

Ran Goldstein, VP – Head of Real Estate Sector
Rang@midroog.co.il

Midroog

Optibase Ltd.

Series rating	Baa1.il	Rating outlook: Stable

Midroog leaves unchanged its Baa1.il rating / Stable outlook for debentures (Series A) issued by Optibase Ltd. (hereinafter: "the Company").

Outstanding debentures rated by Midroog:

Debenture series	defense ID	Rating	Rating outlook	Final maturity
A	1136209	Baa1.il	Stable	December 31, 2021

Major rating considerations

Company rating is supported by resilience ratios that are positive for the rating. As of December 31, 2017, the ratio of net debt to net CAP was 59%1 (including the Company's share of debt with respect to assets accounted for under the equity method) and the ratio of equity to total assets was 32%; as of December 31, 2017, the Company had liquid balances amounting to USD 20 million (of which USD 8 million attributed to the Company's CTN property in Switzerland). In 2017, the Company received a USD 5 million loan from its controlling shareholder. The loan does not bear interest and matures in April 2019 (according to the Company, the loan maturity may be postponed or divided into stages). The Company also has a USD 7 million unused credit facility. The credit facility and the controlling shareholder's loan contribute to the Company's cash flow; The Company operations in the income-producing real estate sector are in financially stable and robust countries – USA, Germany and Switzerland; the Company's coverage ratios are appropriate for the rating. As of December 31, 2017, the ratio of debt to FFO was 28 years, according to Midroog calculation which includes the Company's share of debt with respect to assets accounted for under the equity method, and should improve over the medium term, following occupancy of the Company’s property in Chicago, to 25 years. Furthermore, total operations volume is appropriate for the rating. As of December 31, 2017, total assets on the Company's balance sheet amounted to USD 260 million with shareholder equity amounting to USD 77 million, according to US GAAP reporting. It should be noted that Company’s operation volume is higher after IFRS reporting adjustments. Nevertheless, total operations and low diversification of the Company expose these ratios to volatility.

1          The Company applies US GAAP reporting. The data has been adjusted for IFRS reporting.

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Midroog

Conversely, Company’s operations are concentrated at the property level, with NOI from the top property, CTN, and NOI from the top three properties accounting for 32% and 65%, respectively. The Company also has exposure to material tenants, which increases the Company's risk profile and can compromise the stability of the ongoing cash flow. The Company has a short track record in the real estate business, since it only launched its rental property operations in 2009; prior to this date, the Company was engaged in a different operating segment (video transmission); In March 2017, the Company reported legal proceedings with a major tenant, accounting for 6% of Company revenues (Company's share, with respect to assets accounted for under the equity method), with regard to defects in the leased area in the CTN property. As reported by the Company, the tenant is demanding monetary compensation for retroactive rent reduction. Midroog's base scenario assumes sensitivity of property value to NOI. The Company also has an inventory of 25 residential units in Miami, which have been written down over the years, against which the Company has a USD 9 million loan maturing in 2020. Midroog anticipates risk in re-financing these loans, which increases the Company's risk profile. Moreover, the Company operations are spread across multiple countries with low holding stakes in some properties.

Midroog's base scenario reviewed sensitivity scenarios with regard to value of the CTN property and with regard to the residential units in Miami. It also considers the assumed repayment of the USD 5 million controlling shareholder loan . According to the base scenario, the ratio of debt to CAP should be 65%; this leverage rate takes into account the fair value of assets in conformity with IFRS, rather than as presented on the financial statements, in conformity with US GAAP.

In addition, sensitivity scenarios were taken into account with regard to revenues from the material tenant in the CTN property, along with revenue growth in the Company’s property in Chicago, which is expected to be occupied and stabilized over the medium term. The Company's coverage ratios, which as of 2017 were at 28 years, should improve to 25 years over the medium term.

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Midroog

Optibase Ltd. – Key Data

Key financial data, USD in thousands – US GAAP	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
NOI	13,530	13,179	12,315	11,161
EBITDA	11,429	11,680	10,895	12,097
EBITDA as percentage of revenues	67%	67%	69%	84%
Net income	1,172	2,120	1,171	5,445
Net income excluding depreciation	5,381	6,364	5,096	9,258
Financial debt	150,295	149,781	161,100	122,481
Liquid balances	12,278	7,021	13,476	9,702
Liquidity held in property companies – CTN	7,990	9,003	10,330	13,200
Net financial debt	130,027	133,757	137,294	89,579
CAP *	241,405	237,539	250,862	203,793
Net CAP	221,137	221,505	227,056	180,891
Shareholder equity and non-controlling interest	77,068	74,128	75,584	77,075
Shareholders' equity excluding non-controlling interest	57,037	55,134	55,784	57,439
Fixed asset (rental property and apartments)	216,726	207,690	214,840	185,204
Balance sheet total	259,303	250,384	262,944	218,004
Shareholder equity and non- controlling interest to total assets	30%	30%	29%	35%
Debt to CAP	62%	63%	64%	55%
Net debt to net CAP	59%	60%	60%	50%
Adjusted FFO**	5,549	7,424	5,227	7,349
Debt to adjusted FFO* *	27	20	31	15
Net debt to adjusted FFO* *	23	18	26	12

*	The CAP calculation, according to Midroog, includes deferred taxes.

**
Due to different item classification on the financial statements with respect to IFRS, FFO was calculated using the operating income on the income statement, excluding net cash flow financing and tax expenses. 2017 calculation includes one-time tax expenses that do not reflect the nature of the current activity.

**	Liquidity from the property company (CTN) is presented separately, due to existing restrictions on distribution to the Company.

***
Previous reports issued by Midroog may include sections which have been adjusted for reports, based on information provided by the Company and therefore there may be some differences in some of the financial data compared to previous reports.

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Midroog

Details of major rating considerations

Rental property operations in areas of financial stability and resilience contribute to the risk profile; conversely, concentration of properties and tenants, along with legal conflict with the major tenant in the Company's top property impact stability of the current cash flow and impact the risk profile

As of the report date, the Company operations are focused on Switzerland, USA and Germany, which are financially robust and stable, rated Aaa by Moody's. Even though Company properties are located in areas of financial stability and resilience, Company’s operations are concentrated at the property level and at the tenants level, thereby increasing Company dependence on particular properties or tenants. Thus, the Company's top property, CTN, is located in Switzerland and accounts for 32% of total NOI, with the three top properties accounting for 65% of total NOI (based on the Company's share of these properties). Furthermore, the Company has a major tenant accounting for 11% of total revenues which increases the Company's risk profile and can compromise the stability of the ongoing cash flow.

As noted, the Company is in litigation with the major tenant in its CTN projects, who accounts for 6% of Company revenues. Despite the uncertainty associated with this matter, Midroog's base scenario considere various sensitivity scenarios with respect to the aforementioned issue, given the uncertainty associated with revenue stability over the short term.

Resilience and coverage ratios are positive for the rating and contribute to the Company's business profile

As of December 31, 2017, the ratio of net debt to net CAP was 62% (including the Company's share of debt with respect to assets accounted for under the equity method) and is a positive for the rating. Midroog's base scenario assumes some erosion of resilience ratios, given the sensitivity scenarios assumed with regard to valuation of the CTN property and valuation of the residential units in Miami. Thus, according to the base scenario, resilience ratios are expected to range between 64%-66%. Note that this ratio is still a positive for the rating level.

As of December 31, 2017, the Company's coverage ratios are at 28 years, which is appropriate for the rating. According to the base scenario, the ratio of debt to FFO should improve after further occupancy and revenue generation from the property in Chicago which, as of the report date, had an occupancy of 80% and should range between 22-25 years during the forecast period. Quick ratio for the rating contributes to the Company's business profile.

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Midroog

Credit facility received and convenient repayment schedule of debentures contribute to the risk profile; conversely, risk associated with re-financing of residential units in Miami and limited flexibility with respect to pledged assets are a negative for the risk profile

As of December 31, 2017, the Company had a liquid balance of USD 20 million, which is a positive relative to the scope of debentures. Note, however, that out of the aforementioned balance, USD 8 million are attributed to the property company holding CTN, which cannot be withdrawn without consent of the partner in this property, The Phoenix (49%). As of December 31, 2017, the Company debentures amounted to NIS 40 million. Debenture redemptions are equally scheduled over the coming years, reducing the risk profile and contributing to the Company's capacity to make current redemptions. Note that in 2017, the Company received a USD 5 million loan from its controlling shareholder and also signed on a USD 7 million unused credit facility.

However, as of December 31, 2017, the Company had a USD 9 million loan against inventory of residential units owned by the Company in Miami, which loan matures in 2020. Weakness in the Miami housing market and lack of future sales may negatively impact the Company's risk profile. Furthermore, all Company assets are pledged, hence financial flexibility is limited.

Below is the repayment schedule for the Company debentures:

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Midroog

Rating outlook

Factors which may lead to higher rating:

•          Significant growth in operations and number of properties

•          Significant FFO growth, while maintaining current financial ratios over time

•          Significant improvement in liquidity and financial flexibility

•          Significant improvement in resilience ratios

Factors which may lead to lower rating:

•          Deterioration in Company liquidity, primarily with regard to the Company property in Switzerland and regarding the loan for residential units in Miami

•          Erosion of FFO

About the Company

The Company was incorporated and registered in Israel in 1990, named Optibase Aeronautics Systems (1990) Ltd. In 1993, the Company was renamed Optibase Ltd., its current name (the Company is a public company whose shares are traded on NASDAQ). As of the report date, the Company's controlling shareholder is "The Capri Family Foundation" trust fund. Note that through 2012, the controlling shareholder of the Company was Mr. Shlomo Weiler, who is currently the CEO of the Company's wholly- owned subsidiary, Optibase Inc., in charge of Company operations in the USA. Since its inception through 2009, the Company was engaged in the video transmission segment; in 2009, the Company expanded its operations into the income-producing real estate sector. In 2010, the Company sold its entire video transmission operations and is currently engaged in acquisition and management of income-producing properties in various sectors in Switzerland, USA and Germany.

Rating history

7	May 28, 2018	Optibase Ltd. – Monitoring

Midroog

Related reports

Rating of rental property companies – February 2016

Midroog's rating scales and definitions

These reports are available on the Midroog website at www.midroog.co.il

General information

Rating report date:	May 28, 2018
Most recent rating update date:	May 28, 2017
Initial rating issue date:	May 6, 2015
Rating initiated by:	Optibase Ltd.
Rating paid for by:	Optibase Ltd.

Information from the issuer

In its ratings, Midroog relies, inter alia, on information received from competent organs of the issuer.

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Midroog

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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11	May 28, 2018	Optibase Ltd. – Monitoring